


RECEIVED
MAR 0 1 2002
352

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-44042

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dime Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 Dekalb Avenue
(No. and Street)

Brooklyn	NY	11201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Vi Ciancarelli 718-403-7807
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — if individual, state last, first, middle name)

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	Zip Code)

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SP 3/20/02

OATH OR AFFIRMATION

I, Stephen V. Ciancarelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial and New Business Offi

Title

Notary Public

LINDA CHRISTOPHER
Notary Public, State of New York
No. 01CH6007173
Qualified in Queens County
Commission Expires May 18, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



345 Park Avenue
New York, NY 10154


RECEIVED
MAR 0 1 2002

Independent Auditors' Report

The Board of Directors of Washington Mutual, Inc.
successor by merger to Dime Securities Inc.:

We have audited the accompanying statement of financial condition of Dime Securities Inc., (the Company) (a wholly-owned indirect subsidiary of The Dime Savings Bank of New York, FSB) as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dime Securities Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

New York, New York
February 14, 2002

DIME SECURITIES INC.
(A Wholly Owned Indirect Subsidiary of
The Dime Savings Bank of New York, FSB)

Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents	$	15,034,777
Due from affiliate		70,186
Receivables from direct trade companies		270,508
Receivable from clearing broker		1,932,091
Brokered certificate of deposit		1,272,877
Furniture, fixtures and equipment, net		95,930
Prepaid expenses and other assets		180,165
Total assets	$	18,856,534
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	491,181
Accounts payable-fiduciary account		2,270
Total liabilities		493,451
Stockholder's equity:		
Common stock, $1 par value; authorized 200 shares; issued 40 shares		40
Additional paid-in-capital		99,960
Retained earnings		18,263,083
Total stockholder's equity		18,363,083
Total liabilities and stockholder's equity	$	18,856,534

See accompanying notes to statement of financial condition.

DIME SECURITIES INC.
(A Wholly Owned Indirect Subsidiary of
The Dime Savings Bank of New York, FSB)

Notes to Statement of Financial Condition

December 31, 2001

(1) Organization

Dime Securities Inc. (the Company), a wholly-owned subsidiary of The Dime Agency, Inc. (Dime Agency), which is wholly-owned by The Dime Savings Bank of New York, FSB (the Bank), a wholly-owned subsidiary of Dime Bancorp, Inc. (the Bancorp), was incorporated in the State of New York on June 21, 1991 and commenced operations on May 18, 1992. The Company is a fully disclosed broker/dealer registered with the Securities and Exchange Commission, in certain states, and is a member of the National Association of Securities Dealers, Inc. (NASD). As a fully disclosed broker/dealer, the Company does not carry customer accounts nor accept funds or securities from customers. The Company has entered into a clearing arrangement with a registered broker/dealer (the clearing broker) and member firm of the New York Stock Exchange, Inc. and other national securities exchanges to provide these services to existing and new customers of Dime Agency and the Bank. In addition, under the terms of the agreement, the clearing broker is responsible for customer billing, recordkeeping, custody of securities and securities clearance on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Customers' securities transactions with related commission income and expenses are recorded on a settlement date basis, which did not materially differ from a trade date basis at December 31, 2001.

(b) Furniture, Fixtures, and Equipment

Furniture, fixtures and equipment are carried at cost. Depreciation on furniture, fixtures and equipment is provided on the straight-line method over the estimated useful lives of five to twelve years.

(c) Brokered Certificate of Deposit

The Company holds a brokered certificate of deposit totaling $1,272,877 which matures on November 21, 2008.

(d) Use of Estimates

The accounting and reporting policies of the Company are in conformity with generally accepted accounting principles and prevailing practices within the broker/dealer industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management makes estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e) Fair Value of Financial Instruments

Virtually all financial instruments are carried at fair value or amounts approximating fair value using current market rates.

(Continued)

(f) Income Taxes

The Company files a consolidated federal and combined state and local tax return with the Bancorp. Accordingly, all income tax payments are made to the Bancorp.

(3) Furniture, Fixtures and Equipment

Furniture, fixtures and equipment consist of the following at December 31, 2001:

Furniture, fixtures and equipment	$	140,487
Less accumulated depreciation		(44,557)
	$	95,930

(4) Related Party Transactions

Administrative and recordkeeping services for the Company are provided by employees of Dime Agency. Corporate allocations for these charges have been established for the year ended December 31, 2001 and represent management's estimates of actual costs incurred. At December 31, 2001 the amount receivable from Dime Agency totals $70,186.

Included in cash and cash equivalents is $12,057,243 on deposit with the Bank.

(5) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital. At December 31, 2001, the Company had net capital of $5,789,289, which was $5,539,289 in excess of the required net capital of $250,000.

(6) Merger with Washington Mutual, Inc. (Washington Mutual)

On June 25, 2001, the Bancorp entered into a definitive Agreement and Plan of Merger with Washington Mutual. In connection therewith, the Bancorp merged with and into Washington Mutual after the close of business on January 4, 2002, with Washington Mutual as the surviving corporation. The Company will continue to be a legal entity until May 2002, at which time it will be merged into a similar business subsidiary of Washington Mutual.


KPMG


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2002
WASH. D.C.
362
SECTION

DIME SECURITIES INC.

(A Wholly Owned Indirect Subsidiary of
The Dime Savings Bank of New York, FSB)

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)